UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Black Stone Minerals, L.P.

(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Series A Preferred Units, Par Value $1,000.00 per Preferred Unit

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Steve Putman

Senior Vice President, General Counsel, and Secretary

1001 Fannin Street

Suite 2020

Houston, Texas 77002

(713) 658-0647

(Name, Address, and Telephone Number of persons authorized to receive notices and communications on behalf of filing person)

Copies to:

Mike Rosenwasser

Brenda Lenahan

Vinson & Elkins L.L.P.

666 Fifth Avenue, 26th Floor

New York, New York 10103

Tel: (212) 237-0000

Fax: (212) 237-0100

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$117,963,000	$11,879

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 117,963 Series A Preferred Units, par value $1,000.00 per unit, at the minimum tender offer price of $1,000.00 per unit.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset, as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,879
Form or Registration No.:	005-88844
Filing party:	Black Stone Minerals, L.P.
Date filed:	November 6, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 6, 2015 (as amended and supplemented, this “Schedule TO”) by Black Stone Minerals, L.P., a Delaware limited partnership (the “Partnership”), and relates to the offer by the Partnership to purchase for cash up to 100% of its outstanding Series A Preferred Units at 100% of the par value of $1,000.00 per unit, plus any unpaid yield accrued through the termination date. The Partnership’s offer is being made upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated November 18, 2015 (the “Amended and Restated Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal (the “Amended and Restated Letter of Transmittal”), which are filed as Exhibits (a)(1)(C) and (a)(1)(D), respectively, to the Schedule TO. The Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal amend and restate the Offer to Purchase dated November 6, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

The Items of Schedule TO, the Offer to Purchase and the Letter of Transmittal are hereby amended and supplemented as specified below and as provided in the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal. All information in the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Amendment.

Item 1. Summary Term Sheet.

The last sentence of the first paragraph under “Why is the Partnership making the Offer?” in the section of the Offer to Purchase entitled “Summary Term Sheet” on page 2 of the Offer to Purchase is amended and restated as follows:

“If the Partnership funds the purchase of the Preferred Units tendered in response to this Offer with borrowings under its revolving credit facility, the Partnership expects that the purchase will be approximately 8% accretive to its common and subordinated unitholders. To the extent that the purchase is funded with cash on hand, it will be slightly more accretive to the common and subordinated unitholders.”

The first paragraph under “May I withdraw my Preferred Units after I have tendered and, if so, by when?” in the section of the Offer to Purchase entitled “Summary Term Sheet” on page 9 of the Offer to Purchase is amended and restated as follows:

“Yes; you may withdraw your Preferred Units at any time prior to the Termination Date and, if your Preferred Units have not been accepted for payment, after the expiration of forty business days from the commencement of the Offer (January 7, 2016).”

Item 2. Subject Company Information.

(c) Trading Market and Price.

The last sentence of the first paragraph under Section 6 – “Purpose of the Offer” on page 18 of the Offer to Purchase is amended and restated as follows:

“If the Partnership funds the purchase of the Preferred Units tendered in response to this Offer with borrowings under its revolving credit facility, the Partnership expects that the purchase will be approximately 8% accretive to its common and subordinated unitholders. To the extent that the purchase is funded with cash on hand, it will be slightly more accretive to the common and subordinated unitholders.”

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” as amended pursuant to this Amendment No. 1, is incorporated herein by reference.

The fourth paragraph under Section 1 – “Terms of the Offer; Extension of the Offer; Amendment” on page 14 of the Offer to Purchase is amended and restated as follows:

“The Partnership also reserves the right, at any time and from time to time up to and including the Termination Date, to (a) upon the occurrence or non-occurrence, as applicable, of any of the conditions specified in Section 12 of this Offer to Purchase, the Partnership may (i) terminate the Offer and not purchase or pay for any Preferred Units or, (ii) subject to applicable law, postpone payment for Preferred Units; and (b) amend the Offer in any respect by making a public announcement thereof. The reservation of this right to postpone payment for Preferred Units is subject to the provisions of Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires the Partnership to pay the consideration offered or to return the Preferred Units tendered promptly after the termination or withdrawal of the Offer. Without limiting the manner in which the Partnership may choose to make a public announcement of extension, termination, or amendment, except as provided by applicable law, the Partnership shall have no obligation to publish, advertise, or otherwise communicate any such public announcement.”

The first sentence of the fifth paragraph under Section 1 – “Terms of the Offer; Extension of the Offer; Amendment” on page 14 of the Offer to Purchase is amended and restated as follows:

“If the Partnership materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Partnership will extend the Offer to the extent required by rules promulgated under the Exchange Act.”

The first paragraph under Section 2 – “Acceptance for Payment and Payment for Preferred Units” on page 15 of the Offer to Purchase is amended and restated as follows:

“Upon the terms and subject to the conditions of the Offer, the Partnership will accept for payment, and will pay cash for, Preferred Units validly tendered on or before the Termination Date, and not properly withdrawn in accordance with Section 4 below, promptly after the Termination Date in accordance with the procedures set forth below. In all cases, payment for Preferred Units tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Letter of Transmittal and any other required documents as described in Section 3 of this Offer to Purchase. The Partnership expressly reserves the right, in its sole and absolute discretion, to delay the acceptance for payment of, or payment for, Preferred Units, in order to comply, in whole or in part, with any applicable law. The reservation of this right to delay the acceptance for payment of, or payment for, Preferred Units is subject to the provisions of Rule 13e-4(f)(5) under the Exchange Act, which requires the Partnership to pay the consideration offered or to return the Preferred Units tendered promptly after the termination or withdrawal of the Offer.”

The third paragraph under Section 2 – “Acceptance for Payment and Payment for Preferred Units” on page 15 of the Offer to Purchase is amended and restated as follows:

“If any tendered Preferred Units are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not accepted because of an invalid tender, such unpurchased Preferred Units will be returned via credit to your account maintained at American Stock Transfer and Trust Company, LLC, as the transfer agent for the Preferred Units, without expense to you, as promptly as practicable following the termination or withdrawal of the Offer.”

The third paragraph under Section 3 – “Procedures for Tendering Preferred Units; Backup Withholding” on page 16 of the Offer to Purchase is amended and restated as follows:

“All questions as to the validity, form, eligibility (including time of receipt), payment, and acceptance for payment of any tender of Preferred Units will be determined by the Partnership in its sole and absolute discretion. Subject to any order or decision by a court or arbitrator of competent jurisdiction, the Partnership’s determination shall be final and binding. The Partnership reserves the absolute right to reject any and all tenders of Preferred Units it determines not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Partnership also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Preferred Units. No tender of Preferred Units will be deemed to have been validly made until all defects and irregularities have been cured or waived. The Partnership and the Depositary shall make reasonable efforts to notify any person of any defect in any Letter of Transmittal submitted to the Depositary. Subject to any order or decision by a court or arbitrator of competent jurisdiction, the Partnership’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.”

The first paragraph under Section 4 – “Rights of Withdrawal” on page 16 is amended and restated as follows:

“Tenders of Preferred Units made pursuant to the Offer may be withdrawn at any time prior to the Termination Date, and if your Preferred Units have not been accepted for payment, after the expiration of forty business days from the commencement of the Offer (January 7, 2016).”

The first sentence of the third paragraph under Section 4 – “Rights of Withdrawal” on page 17 is amended and restated as follows:

“All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by the Partnership, in its sole and absolute discretion. Subject to any order or decision by a court or arbitrator of competent jurisdiction, the Partnership’s determination shall be final and binding.”

The information set forth in Section 6 – “Purpose of the Offer” of the Offer to Purchase, as amended pursuant to this Amendment No. 1, is incorporated herein by reference.

The first paragraph under Section 12 – “Certain Conditions to the Offer” on page 26 is amended and restated as follows:

“Notwithstanding any other provision of the Offer, the Partnership will not be required to purchase any Preferred Units if (a) such transactions, if consummated, would (i) result in delisting of the Partnership’s common units from the NYSE; (b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (ii) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s) (including NASDAQ), (iii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the U.S. or New York, (iv) limitation affecting the Partnership imposed by federal or state authorities on the extension of credit by lending institutions, (v) outbreak or escalation of hostilities, declaration by the U.S. of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the good faith and reasonable judgment of the Board of Directors of the General Partner, impractical or inadvisable to proceed with the Offer, or (vi) other event which, in the good faith and reasonable judgment of the Board of Directors, would have a material adverse effect on the Partnership if the Offer was consummated; or (c) the Board of Directors of the General Partner reasonably determines in its good faith and reasonable judgment that effecting the Offer would constitute a breach of its fiduciary duty owed to the Partnership or the Preferred Unitholders.”

The second paragraph under Section 12 – “Certain Conditions to the Offer” on page 26 is amended and restated as follows:

“The foregoing conditions are for the sole benefit of the Partnership and may be asserted by the Partnership regardless of the circumstances (including any action or inaction by the Partnership) giving rise to any such conditions or may be waived by the Partnership in whole or in part at any time and from time to time on or prior to the Termination Date in its sole and absolute discretion. The failure by the Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or prior to the Termination Date. If a condition is triggered, the Partnership will need to waive that condition on or prior to the Termination Date in order to proceed with the Offer. In certain circumstances, if the Partnership waives any of the conditions described above, it may be required to extend the Termination Date in accordance with applicable law and provide additional disclosure as required by applicable law. All offer conditions, except any that may be dependent upon the receipt of government approvals, must be satisfied or waived on or prior to the Termination Date, and the Partnership will have no right to exercise any of the conditions after the Termination Date. Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination by the Partnership concerning the events described in this Section shall be final and binding on all parties.”

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” as amended pursuant to this Amendment No. 1, is incorporated herein by reference.

The information set forth in Section 6 – “Purpose of the Offer” of the Offer to Purchase, as amended pursuant to this Amendment No. 1, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(b) Conditions.

Not applicable. The information set forth in 12 – “Certain Conditions to the Offer” of the Offer to Purchase, as amended pursuant to this Amendment No. 1, is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements, and Legal Proceedings.

The information set forth in Section 12 – “Certain Conditions to the Offer” of the Offer to Purchase, as amended pursuant to this Amendment No. 1, is incorporated herein by reference.

The first sentence of the first paragraph under Section 14 – “Miscellaneous” on page 26 is amended and restated as follows:

“The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Preferred Units in any state jurisdiction within the United States of America in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.”

The first two sentences of the second paragraph under Section 14 – “Miscellaneous” on page 27 are amended and restated as follows:

“The Partnership is not aware of any state jurisdiction within the United States of America in which the making of the Offer or the acceptance of Preferred Units in connection therewith would not be in compliance with the laws of such jurisdiction. Consequently, the Offer is currently being made to all holders of Preferred Units. However, the Partnership reserves the right to exclude Preferred Unitholders in any state jurisdiction within the United States of America in which it is asserted that the Offer cannot lawfully be made.”

(b) Other Material Information.

The last sentence of the third paragraph under “Cautionary Note Regarding Forward-Looking Statements” on page 12 of the Offer to Purchase is amended and restated as follows:

“The Partnership undertakes to publicly update, to the extent required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.”

The first sentence of the fourth paragraph under Instruction 2 – “Delivery of Letter of Transmittal” on page 7 of the Letter of Transmittal is amended and restated as follows:

“All questions as to validity, form, and eligibility (including time of receipt) of the surrender of any Preferred Units hereunder, including questions as to the proper completion or execution of any Letter of Transmittal or other required documents and as to the proper form for transfer of any Preferred Units, will be determined by the Partnership in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary). Subject to any order or decision by a court or arbitrator of competent jurisdiction, the Partnership’s determination will be final and binding.”

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated November 6, 2015

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)	Amended and Restated Offer to Purchase dated November 18, 2015

(a)(1)(D)	Amended and Restated Letter of Transmittal

(a)(1)(E)	Letter to Preferred Unitholders dated November 18, 2015

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Press release dated November 6, 2015

(b)(1)*	Third Amended and Restated Credit Agreement among Black Stone Minerals Company, L.P., as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and Compass Bank, as Co-Syndication Agents, Wells Fargo Bank, N.A. and Amegy Bank National Association, as Co-Documentation Agents, and a syndicate of lenders dated as of January 23, 2015 (incorporated herein by reference to Exhibit 10.2 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on March 19, 2015 (SEC File No. 333-202875))

(b)(2)*	First Amendment to Third Amended and Restated Credit Agreement, dated as of October 28, 2015, among Black Stone Minerals Company, L.P., as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and Compass Bank, as Co-Syndication Agents, Wells Fargo Bank, N.A. and Amegy Bank National Association, as Co-Documentation Agents, and a syndicate of lenders (incorporated herein by reference to Exhibit 10.1 to Black Stone Minerals, L.P.’s Current Report on Form 8-K filed on October 29, 2015 (SEC File No. 001-37362))

Exhibit Number	Description

(d)(1)*	Black Stone Minerals, L.P. Long-Term Incentive Plan, dated May 6, 2015, by Black Stone Minerals GP, L.L.C. (incorporated herein by reference to Exhibit 10.1 Black Stone Minerals, L.P.’s Current Report on Form 8-K filed on May 6, 2015 (SEC File No. 001-37362))

(d)(2)*	Form of IPO Award Grant Notice and Award Agreement for Senior Management (Restricted Units) (incorporated herein by reference to Exhibit 10.9 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(3)*	Form of IPO Award Grant Notice and Award Agreement for Senior Management (Performance Units) (incorporated herein by reference to Exhibit 10.10 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(4)*	Form of Non-Employee Director Unit Grant Notice and Award Agreement (incorporated herein by reference to Exhibit 10.11 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(5)*	Form of Severance Agreement for Thomas L. Carter, Jr. (incorporated herein by reference to Exhibit 10.12 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(6)*	Form of Severance Agreement for Senior Vice Presidents (incorporated herein by reference to Exhibit 10.13 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BLACK STONE MINERALS, L.P.

	By:	Black Stone Minerals GP, L.L.C., its general partner

Date: November 18, 2015	By:	/s/ Steve Putman Steve Putman

Senior Vice President, General Counsel, and Corporate Secretary

Exhibit Index

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated November 6, 2015

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)	Amended and Restated Offer to Purchase dated November 18, 2015

(a)(1)(D)	Amended and Restated Letter of Transmittal

(a)(1)(E)	Letter to Preferred Unitholders dated November 18, 2015

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Press release dated November 6, 2015

(b)(1)*	Third Amended and Restated Credit Agreement among Black Stone Minerals Company, L.P., as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and Compass Bank, as Co-Syndication Agents, Wells Fargo Bank, N.A. and Amegy Bank National Association, as Co-Documentation Agents, and a syndicate of lenders dated as of January 23, 2015 (incorporated herein by reference to Exhibit 10.2 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on March 19, 2015 (SEC File No. 333-202875))

(b)(2)*	First Amendment to Third Amended and Restated Credit Agreement, dated as of October 28, 2015, among Black Stone Minerals Company, L.P., as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and Compass Bank, as Co-Syndication Agents, Wells Fargo Bank, N.A. and Amegy Bank National Association, as Co-Documentation Agents, and a syndicate of lenders (incorporated herein by reference to Exhibit 10.1 to Black Stone Minerals, L.P.’s Current Report on Form 8-K filed on October 29, 2015 (SEC File No. 001-37362))

(d)(1)*	Black Stone Minerals, L.P. Long-Term Incentive Plan, dated May 6, 2015, by Black Stone Minerals GP, L.L.C. (incorporated herein by reference to Exhibit 10.1 Black Stone Minerals, L.P.’s Current Report on Form 8-K filed on May 6, 2015 (SEC File No. 001-37362))

(d)(2)*	Form of IPO Award Grant Notice and Award Agreement for Senior Management (Restricted Units) (incorporated herein by reference to Exhibit 10.9 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(3)*	Form of IPO Award Grant Notice and Award Agreement for Senior Management (Performance Units) (incorporated herein by reference to Exhibit 10.10 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(4)*	Form of Non-Employee Director Unit Grant Notice and Award Agreement (incorporated herein by reference to Exhibit 10.11 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(5)*	Form of Severance Agreement for Thomas L. Carter, Jr. (incorporated herein by reference to Exhibit 10.12 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(d)(6)*	Form of Severance Agreement for Senior Vice Presidents (incorporated herein by reference to Exhibit 10.13 to Black Stone Minerals, L.P.’s Registration Statement on Form S-1 filed on April 13, 2015 (SEC File No. 333-202875))

(g)	Not applicable

(h)	Not applicable

*	Previously filed